Exhibit 10.32

March 20, 2000

Mark Sperry

12 Woodfield Drive

Webster, New York 14580

Dear Mark,

I am pleased to extend our offer to you for the position of Vice President and Chief Marketing Officer for Plug Power. In this capacity, you will be reporting directly to me. As we have discussed your organizational and functional responsibilities will include but are not limited to the following:

1)	Develop & implement strategic entry strategies for: UPS, telecom, large stationary (assist in transportation area; i.e. forklift trucks, etc.)

2)	Manage DTE relationship and assist them in developing programs.

3)	Manage GE interface in sales and marketing.

4)	Develop and grow Plug Power brand presence outside of GE/DTE.

5)	Develop a competitive analysis.

6)	Marketing communications in the areas of, public/press relations, customer relations, event management, brand management, “e” strategy & presence, advertising, internal communication strategy and selection & management of PR, media and advertising firms.

Mark, I am pleased to outline the following compensation package, which I believe is commensurate with our confidence in your ability to successfully lead the Marketing and Strategy efforts at Plug Power. The key elements of this package include:

1)	An annual base salary of $200,000, to be earned and paid weekly. In addition, you will be eligible for a target incentive bonus of 30% (with a maximum of 50%) based primarily on attaining MBO targets and defined financial metrics. You and I will determine a detailed schedule for the incentive portion of your compensation within thirty days of your start date.

2)

As a Plug Power employee, you will be eligible to participate in Plug Power’s 1999 Stock Option and Incentive Plan (the “Plan”). Pursuant to the Plan, you will be granted an option to purchase 70,000 shares of Plug Power common stock, subject to the approval of Plug Power’s President & Chief Executive Officer. The exercise price of the option will be equal to NASDAQ’s closing price of Plug Power’s stock on the date of your hire. Please be advised that any grant of options to you is subject to ratification by the Board of Directors and is subject to the express provisions, including, but not limited to, the vesting schedule and employment termination provisions of the Plan. Following ratification by the Board of Directors, you will be given a stock option grant agreement, together with a Summary and Prospectus that summarizes the provisions of the Plan.

3)	Additional stock options to be awarded based on established performance objectives - target 50,000 (before any splits) concurrent with the first board meeting in 2001, at the then current market price.

4)	A one-time $30,000 (gross) sign-on bonus that will be processed through payroll upon employment.

5)	Reimbursement for all ordinary expenses incurred in relocating. This includes moving household goods, two house hunting trips to the Albany area for you and your wife, temporary living costs during the relocation period, not to exceed beyond July 31, 2000, closing costs associated with selling your current residence and purchasing a new residence in the Capital District, reasonable incidental costs, and the personal tax consequences thereof.

6)	Twelve months salary continuation at a salary level of 50% of base pay and continued employee “status” in the event that you are terminated from the company for any reason other than gross misconduct, negligence, theft, fraud or complete failure to perform your job. This means that healthcare and vesting in stock options continue to occur over the twelve-month period as if you were an employee.

7)	Within 12 months I will bring to the Board of Directors for consideration your appointment as Senior Vice President, providing performance targets are met.

8)	Four weeks vacation for which you are immediately eligible.

9)	All normal Plug Power employee benefits including healthcare, 401(k), etc. I am enclosing an Employee Benefits Summary, which provides general information about our various benefit plans. These plans have different eligibility dates, depending on the benefit provided. If you have any questions, please contact Tina Leonard, Director of Human Resources at 518-7827700, ext. 1146.

As you know, there are several other essential terms and conditions of your employment with Plug Power. These include, but are not limited to, the following:

First, Plug Power’s offer of employment is for an employment-at-will position. As an employee-at-will, your employment is not for a definite or guaranteed period of time and you may be discharged, or you may resign, at any time, for any reason or no reason, with or without cause, and with or without any prior notice. Your employment-at-will status cannot be changed or amended unless Plug Power- and you enter into a written agreement signed by both an authorized corporate officer and the Director of Human Resources.

Second, you must read and sign Plug Power’s Employee Patent, Confidential Information and Non-Compete Agreement (“Agreement”) prior to reporting to work. (A copy of this Agreement is enclosed with this letter.) You must fully comply with this Agreement.

Third, it is essential that you identify immediately any circumstances or agreements with prior employers - including, but not limited to non-compete agreements - which might interfere or limit in any way your ability to work at Plug Power and to perform fully your duties and responsibilities. This information must be communicated to myself immediately.

Fourth, the board must approve your appointment as an officer of this company. However, I wish to add here that I have no reason to believe that this will become an issue and that board approval is required for gaining of officer status only. Your hiring and compensation package other than the stock options does not require board approval.

Mark, I am sincerely enthusiastic at the prospect of you joining our team. Plug Power is poised to continue on the successful path that has made us a recognized market leader and premier developer in the residential fuel cell market. It is apparent to all of us here that your experience and style compliment Plug Power’s business initiatives and culture. We are all convinced that together, we will capitalize on the challenges that lie before us. This is truly a unique opportunity; and we look forward to sharing the excitement with you. Should you have any questions, please do not hesitate to contact me directly.

Sincerely,

/s/ Gary Mittleman
Gary Mittleman President an Chief Executive Officer

Enclosures

I acknowledge and accept this offer of employment with Plug Power.

/s/ Mark Sperry	March 30, 2000
Mark Sperry	Date